Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

VOLUNTARY ANNOUNCEMENT BUSINESS UPDATE

This announcement is made by Graphex Group Limited (the “Company”, together with its subsidiaries, the “Group”) on a voluntary basis to provide shareholders of the Company (the “Shareholders”) and potential investors with information on recent business development of the Group.

The Board of Directors (the “Board”) of the Company is pleased to announce that Allied Apex Limited (“Allied Apex”), a wholly owned subsidiary of Company, has invested in 18% of total issued share capital of Tronche International New Energy Vehicles Co., Limited ( 創 馳國際新能源車輛有限公司) (“Tronche”) for a consideration of HK$1,800 (the “Investment”). Tronche is a limited liability company incorporated in Hong Kong and is principally engaged in the business of exporting of electric vehicles to the markets of Southeast Asia, the Middle East, Europe, and North America. The total investment by Allied Apex to Tronche shall not exceed HK$5,000,000. Following the Investment made by Allied Apex, the total issued share capital of Tronche are held by Allied Apex and the other three individual shareholders as to 18%, 40%, 30% and 12% respectively. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, all the other three individual shareholders of Tronche are third parties independent of the Company and its connected persons in accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Independent Third Parties”). All other three shareholders of Tronche are with extensive experienced in vehicle export industry.

The strategic value of the Company’s investment is further amplified by Tronche’s establishment of a sino-foreign joint venture enterprise namely 徐州哈馳摩托車科技有限責 任 公 司 (Xuzhou Hachi Motor Car Technologies Limited*) (“Hachi”) in Xuzhou, Jiangsu Province, the People’s Republic of China. Hachi was formed in mid September 2025 with fully paid-up capital of RMB5 million. The equity structure of Hachi comprising Tronche, 一斗(徐州)國際貿易合夥企業(有限合夥) (Yidou (Xuzhou) International Trade Partnership (Limited Partnership)*) (“Yidou”) and 無錫踏浪車業有限公司 (Wuxi Talang Bicycle Industry Co., Ltd.*) (“Talang”) as to 40%, 55% and 5% respectively. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, Yidou and Talang and their respective ultimate beneficial owners are Independent Third Parties. Hachi after its formation acquired the registered name and trademarks namely “ 哈 馳 “ at zero cost which will be used for the brand of a line of electric vehicles destined for the markets of Southeast Asia, the Middle East, Europe and North America. Hachi will operate a 60,000 m² production plant in Xuzhou (the “Plant”), which is leased from the government, for production of short-range electric vehicles including 2-wheelers, 3-wheelers, and 4-wheelers. The design capacity of the Plant is 100,000 electric vehicles and 50,000 set spare parts and the Plant is expected to commence operations in November 2025.

Hachi’s business plan in 2026 includes applying for EEC certification and a World Manufacturer Identifier. It is expected that the total revenue of Hachi in 2026 shall be over RMB150 million with estimated output of 30,000 electric vehicles, with a projection that the Plant shall reach full production capacity in 2028.

The Board believes that the investment in Tronche constitutes a strategic and favourable opportunity for the Company to establish a presence in the high-growth electric vehicle sector and the related downstream battery industry.

As the Company’s total investment in Tronche did not constitute a notifiable transaction under Chapter 14 of the Listing Rules. The Board decided to publish this voluntary announcement in order to update the Shareholders about the Group’s business development.

By Order of the Board
Graphex Group Limited Lau Hing Tat Patrick
Chairman

Hong Kong, 24 October 2025

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai and Mr. Liu Kwong Sang.

* For identification purposes only

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